METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

November 19, 2015

Via EDGAR

The Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon, Senior Assistant Chief Accountant
         Office of Real Estate and Commodities

Re:	American Realty Investors, Inc. (Commission File No. 001-15663; CIK No. 0001102238) - Form 10-K for fiscal year ended December 31, 2014, filed March 31, 2015

Ladies and Gentlemen:

On behalf of American Realty Investors, Inc., a Nevada corporation (“ARL”), this letter is being filed as correspondence, uploaded on the EDGAR system on behalf of ARL, in response to a letter of comment from the Staff of the Securities and Exchange Commission, dated October 22, 2015. Schedule 1 annexed to this letter contains the response to the comment of the Staff.  In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed by the applicable response to such comment or explanation.  Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.

Also attached, in response to a request by the Staff for a written confirmation by the Reporting Person, is an instrument entitled “Acknowledgment.”

This letter is being filed under the EDGAR system in direct response to the comments of the Staff.  If you would like to discuss any item concerning the referenced matter included in this letter or on Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, Executive Vice President of ARL, at 469-522-4238 direct.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:	American Realty Investors, Inc.
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Attn: Gene S. Bertcher, Executive Vice President and Chief Financial Officer

SCHEDULE 1

Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated October 22, 2015, with respect to
Form 10-K for the fiscal year ended
December 31, 2014, filed March 31, 2015
American Realty Investors, Inc.
Commission File No. 001-15663
_________________

The following information is provided in response to comments of the Staff of the Securities and Exchange Commission, rendered by a letter dated October 22, 2015, with respect to Form 10-K for the fiscal year ended December 31, 2014, filed March 31, 2015, of American Realty Investors, Inc. (the “Company”).  For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment.  Also included in such response is a letter/page reference to the text of each instrument, where applicable.

Note 16. Commitments, Contingencies, and Liquidity

Comment/Observation No. 1.  Please tell us and clarify your disclosures in future periodic filings to address whether the $17.6 million Litigation settlement expense recorded in the three months ended December 31, 2013 relates to the $20 million referenced in your Other litigation section related to claims ‘generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance.” If such amount is not related to the $20 million maximum exposure noted herein, clarify your disclosure to indicate to what the $20.3 million litigation expense relates. With respect to the settlement recorded during the three months ended December 31, 2013, please tell us how you complied with ASC 450-20 in periodic filings prior to the filing of your Form 10-K for the fiscal year ended December 31, 2013, specifically detailing when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25.

Response to Comment/Observation No. 1.  The amount of $17.6 million in Litigation settlement expense relates directly to the $20 million referenced in Other Litigation section of the Form 10-K. The estimated exposure of $20 million represents the Company’s best estimate, based upon factors available as of December 31, 2013. As part of the ongoing evaluation of the Company’s obligations, during the fourth quarter of 2013, it was determined that the outcome of certain deficiency claims with respect to assets that were foreclosed upon by various lenders had become both probable and reasonably estimable. While the Company completed negotiations and discussions with several of the lenders, certain claims remain outstanding as of the date of this response. The Company’s determination that the various matters noted had become both probable and reasonably estimable was based upon discussions with legal counsel, review of the facts and circumstances in each of the outstanding claims or items of litigation, as well as Management’s determination of the relative merits of the defense and counterclaims available as of December 31, 2013. Management believes that the reporting and disclosures for the fiscal years ended December 31, 2013 and 2014, were adequate and met the criteria set forth in ASC 450-20.

AMERICAN REALTY INVESTORS, INC.

ACKNOWLEDGMENT

The undersigned, on behalf of American Realty Investors, Inc., a Nevada corporation (the “Company”), in connection with a response to a comment letter from the Staff of the Securities and Exchange Commission (“SEC”), dated October 22, 2015, does hereby acknowledge, on behalf of the Company, that:

1.           The Company is responsible for the adequacy and accuracy of the disclosure in filings with the SEC.

2.           Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings.

3.           The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgment on and as of the 19th day of November, 2015.

AMERICAN REALTY INVESTORS, INC. By: /s/ Gene S. Bertcher Gene S. Bertcher, Executive Vice President and Chief Financial Officer